ELMCORE SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2015

Operating Activities	
Net Loss	$ (40,219)
Adjustments to reconcile net loss to net cash used in operating activities:	
Accounts Receivable	(109,894)
Other Assets	(1,418)
Accounts Payable	47,143
Total Adjustments	(64,169)
Net Cash Used in Operating Activities	(104,388)
Financing Activities	
Member Distributions	(100,000)
Net Cash Used in Financing Activities	(100,000)
Decrease in Cash	(204,388)
Cash, Beginning of Year	304,533
Cash, End of Year	$ 100,145

Supplemental Disclsoure of Cash Flow Information

Cash Paid During the Year for:	
Interest	0
Taxes	0